EXHIBIT 99.8 Media release

Rio Tinto to bring rail car manufacturing to the Pilbara
13 June 2023

Rio Tinto will partner with Gemco Rail to bring local iron ore rail car manufacturing and bearing maintenance to the Pilbara region in an industry-first.

This partnership will enable Gemco Rail to expand its existing operations to establish the first ever rail ore car manufacturing and maintenance facility in the Pilbara, creating new jobs, increasing spend with local and Indigenous businesses and supporting local economic growth.

Rio Tinto expects to invest approximately A$150 million to purchase 100 locally built ore rail cars over six years as well as continued investment in bearing refurbishment over ten years, to support the company’s Pilbara operations.

The first 40 ore cars will be built at Gemco Rail’s existing facility in Forrestfield, while the company establishes an additional facility in Karratha.

Once this new facility is operational, Gemco Rail is expected to build an average of 10 ore cars per year, replacing ore cars as they are retired from Rio Tinto’s existing fleet. The new Karratha facility will also support the supply of new and reconditioned ore car bearings from the Pilbara in an industry-first.

This partnership has been developed by Rio Tinto, Gemco Rail and Qiqihar Railway Rolling Stock (QRRS) and supported by the Western Australian State Government.

The first WA-built rail car is expected to be delivered in 2024 and the Karratha-based facility is expected to be established by the end of 2024, subject to the availability of a suitable property.

The new Karratha facility will reduce the need to transport iron ore cars and bearings between the Pilbara and Perth, removing an estimated 150 truck journeys from WA roads and 300 tonnes of CO2 each year.

Rio Tinto Iron Ore Chief Executive Simon Trott said: “We aim to create enduring partnerships that generate positive impacts in the regions where we operate and are proud to be leading the way in bringing iron ore car manufacturing and maintenance to the Pilbara.

“We’ve taken our original scope to build iron ore cars in Western Australia and enhanced it to see the construction of ore cars in the same region as our operations. This will bring a new industry to the Pilbara, creating jobs and providing more opportunities for local and Indigenous businesses.”

Western Australian Premier Roger Cook said: “My Government is absolutely committed to rebuilding our local manufacturing capability, and we’re getting on with the job of delivering on our commitment.

“Not only will the agreement create jobs and diversify the economy, it will help revitalise and future-proof local manufacturing in WA, including in the Pilbara.”

Engenco Limited, the parent company of Gemco Rail, Chief Executive Officer Dean Draper said: “In securing this opportunity with Rio Tinto, Gemco is proud to utilise its experience and capabilities to re-establish the manufacture of iron ore rail cars in Western Australia.

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“Gemco Rail’s investment in the Pilbara reflects our long-term commitment to customers and communities in Western Australia. We acknowledge the conscious efforts of Rio Tinto to increase their spend with WA based suppliers, our supply partner QRRS, and the support of the Western Australian government in facilitating this investment in Karratha.”

QRRS representative Zhu Yifeng said:  "As a long-term and valued supplier of Rio Tinto, QRRS is delighted and proud to support Rio Tinto on this important project to contribute to local society and communities.

“We will commit to promote partnership with Rio Tinto and supply excellent products and services continuously."

Note to the editor:

Rio Tinto operates about 14,000 ore cars across its Pilbara rail network. On average the company orders 10 new iron ore cars each year. Each ore car can hold an estimated 118 tonnes of iron ore.

Since 2018, Rio Tinto has increased its annual spend with WA suppliers by 73 per cent, with A$8.6 billion in 2022.

In 2022, Rio Tinto awarded two contracts worth a combined A$61 million for the supply of new conveyor pulleys and pulley rebuilds that will see a purpose-built facility established in Karratha.

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